Exhibit 99.3

May 11, 2020

Franco-Nevada Corporation

199 Bay Street, Suite 2000

Commerce Court West

Toronto, Ontario

M5L 1G9

Prospectus Supplement of Franco-Nevada Corporation.

We refer to the prospectus supplement dated May 11, 2020 (the “Prospectus Supplement”) to the short form base shelf prospectus of Franco-Nevada Corporation (the “Corporation”) dated April 28, 2020.

We hereby consent to the use of our firm name under the headings “Legal Matters” and “Interest of Experts” in the Prospectus Supplement, and consent to the use of our firm’s name and the reference to our opinion under the heading, “Certain Canadian Federal Income Tax Considerations” in the Prospectus Supplement.

We confirm that we have read the Prospectus Supplement and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus Supplement that are derived from our advice referred to above or that are within our knowledge as a result of the services we performed in connection with such advice.

In giving this consent, we do not acknowledge that we come within the category of persons whose consent is required by the United States Securities Act of 1933, as amended, or the rules and regulations thereunder.

Yours very truly,

/s/ Stikeman Elliott LLP